SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)

BEACON POWER CORPORATION

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

073677106

(CUSIP Number)

December 31, 2009

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 073677106

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) RHP Master Fund, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,601,635

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,601,635

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,601,635

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 3.8%

12	Type of Reporting Person CO

CUSIP No. 073677106

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Rock Hill Investment Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,601,635

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,601,635

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,601,635

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 3.8%

12	Type of Reporting Person PN

CUSIP No. 073677106

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) RHP General Partner, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,601,635

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,601,635

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,601,635

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ N/A

11	Percent of Class Represented by Amount in Row (9) 3.8%

12	Type of Reporting Person OO

CUSIP No. 073677106

Item 1(a).	Name of Issuer: Beacon Power Corporation (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 65 Middlesex Road, Tyngsboro, Massachusetts 01879

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).

Citizenship:
RHP Master Fund, Ltd.

c/o Ogier Fiduciary Services (Cayman) Limited

P.O. Box 1234

Queensgate House

South Church Street

Grand Cayman KY1-1108

Cayman Islands, B.W.I.

Cayman Islands exempted company

Rock Hill Investment Management, L.P.

Three Bala Plaza - East, Suite 585

Bala Cynwyd, PA  19004

Delaware limited partnership

RHP General Partner, LLC

Three Bala Plaza - East, Suite 585

Bala Cynwyd, PA  19004

Delaware limited liability company

Item 2(d).	Title of Class of Securities: Common Stock, par value $.01 per share ( “Common Stock”).
Item 2(e).	CUSIP Number: 073677106

Item 3.	If this statement is filed pursuant to rule 13d-1(b),or 13d-2(b) or (c), check whether the person filing is a:
N/A

CUSIP No. 073677106

Item 4.	Ownership.

RHP Master Fund, Ltd. (“RHP”)

Rock Hill Investment Management, L.P. (“Rock Hill”)

RHP General Partner, LLC (“Partner”)

RHP is a private investment fund.  Rock Hill is the investment manager of RHP, and Partner is the general partner of Rock Hill.

Wayne D. Bloch and Peter B. Lockhart are the owners of Partner.  Each of Mr. Bloch and Mr. Lockhart disclaim beneficial ownership of the securities listed as beneficially owned by RHP, Rock Hill and Partner in this Schedule 13G.

	(a)	Amount beneficially owned: 6,601,635 shares of Common Stock (1)
(b)

Percent of class:

Approximately 3.8% as of the date of filing this statement.  Based on 170,971,457 shares of Common Stock issued and outstanding as of December 4, 2009, as reported on the Issuer’s Prospectus Supplement  filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on December 4, 2009 (the “Prospectus”). (1)

(1) The beneficial ownership reported herein represents 3.8% of the outstanding Common Stock on December 4, 2009 and consists of 2,001,635 shares of Common Stock issued pursuant to the Prospectus (the “Prospectus Shares”) and an aggregate of 4,600,000 shares of Common Stock that are currently issuable within 60 days of December 31, 2009 as follows: (i) 2,300,000 shares of Common Stock issuable upon exercise of warrants issued in connection with the Prospectus Shares, at an exercise price of $.70 per share (the “Warrants”); and (ii) 2,300,000 shares of Common Stock issuable upon exercise of additional investor rights warrants issued in connection with the Prospectus Shares, at an exercise price equal to 85% of the volume weighted average price of the Common Stock for the five consecutive trading days immediately prior to the date of exercise, but in no event less than $0.272 (the “Rights Warrants”).  The Warrants expire on December 9, 2014 and the Rights Warrants expire on August 31, 2010.

The terms of the Warrants and the Rights Warrants (the Warrants together with the Rights Warrants are hereinafter referred to as the “Securities”) provide that the Securities are convertible or exercisable on any given date only to the extent that the number of shares of Common Stock then issuable upon the conversion or exercise of the Securities, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates (excluding for this purpose shares of Common Stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised Securities) would not exceed 9.9% of the Common Stock then issued and outstanding.  Accordingly, the Reporting Persons’ ability to fully convert or exercise the Securities may be limited by the terms of the Securities.

CUSIP No. 073677106

(c) Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See Item 4(a) above.
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
RHP has granted to Rock Hill, as investment manager, the sole power to manage RHP’s investments.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.
N/A

CUSIP No. 073677106

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RHP Master Fund, Ltd.
	By:	Rock Hill Investment Management, L.P.
	By:	RHP General Partner, LLC

Dated: February 11, 2010	By:	/s/ WAYNE D. BLOCH
Wayne D. Bloch
Managing Partner

Rock Hill Investment Management, L.P.
	By:	RHP General Partner, LLC

Dated: February 11, 2010	By:	/s/ WAYNE D. BLOCH
Wayne D. Bloch
Managing Partner

RHP General Partner, LLC

Dated: February 11, 2010	By:	/s/ WAYNE D. BLOCH
Wayne D. Bloch
Managing Partner

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of  Beacon Power Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of February, 2010.

RHP Master Fund, Ltd.
	By:	Rock Hill Investment Management, L.P.
	By:	RHP General Partner, LLC

Dated: February 11, 2010	By:	/s/ WAYNE D. BLOCH
Wayne D. Bloch
Managing Partner

Rock Hill Investment Management, L.P.
	By:	RHP General Partner, LLC

Dated: February 11, 2010	By:	/s/ WAYNE D. BLOCH
Wayne D. Bloch
Managing Partner

RHP General Partner, LLC

Dated: February 11, 2010	By:	/s/ WAYNE D. BLOCH
Wayne D. Bloch
Managing Partner